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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 2)






                               Analex Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)


                     Common Stock, par value $0.02 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   032653107
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                                 (CUSIP Number)


            Daniel L. Furman, Esq., GE Asset Management Incorporated,
                 3001 Summer Street, Stamford, Connecticut 06905
                                 (203) 326-2300

                                    Copy to:
                   Linda E. Ransom, Esq., Dewey Ballantine LLP
              1301 Avenue of the Americas, New York, New York 10019
                                 (212) 259-6570

--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                  April 1, 2005
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Exchange Act") or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

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

=====================                                         ==================
CUSIP NO. 032653107               SCHEDULE 13D                PAGE 2 OF 31 PAGES
=====================                                         ==================
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     1       NAME OF REPORTING PERSONS:
             I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

             General Electric Pension Trust
             I.R.S. #14-6015763
------------ -------------------------------------------------------------------
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a) [_]
                                                                        (b) [X]*

------------ -------------------------------------------------------------------
     3       SEC USE ONLY


------------ -------------------------------------------------------------------
     4       SOURCE OF FUNDS

             OO
------------ -------------------------------------------------------------------
     5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

                                                                             [_]
------------ -------------------------------------------------------------------
     6       CITIZENSHIP OR PLACE OF ORGANIZATION

             State of New York
--------------------------------------------------------------------------------
  NUMBER OF              7      SOLE VOTING POWER

   SHARES                       0
                   ------------ ------------------------------------------------
BENEFICIALLY             8      SHARED VOTING POWER

  OWNED BY                      6,428,567*
                   ------------ ------------------------------------------------
    EACH                 9      SOLE DISPOSITIVE POWER

  REPORTING                     0
                   ------------ ------------------------------------------------
   PERSON               10      SHARED DISPOSITIVE POWER

    WITH                        6,428,567*/**
------------ -------------------------------------------------------------------
    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             6,428,567*
------------ -------------------------------------------------------------------
    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES

                                                                            [X]*
------------ -------------------------------------------------------------------
    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             29.3% (75.9% if aggregated with the shares beneficially owned by the other Stockholder Parties (as defined in Item 4 of this Statement)).*
------------ -------------------------------------------------------------------

=====================                                         ==================
CUSIP NO. 032653107               SCHEDULE 13D                PAGE 3 OF 31 PAGES
=====================                                         ==================

------------ -------------------------------------------------------------------
    14       TYPE OF REPORTING PERSON

             EP
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         * General Electric Pension Trust ("GEPT") expressly disclaims that it is a member of a "group" as such term is used in Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, or Rule 13d-5(b)(1) thereunder. As detailed in Item 5 of this Statement, if a "group" consisting of the Stockholder Parties (as such term is defined in Item 4 of this Statement) were deemed to exist, GEPT would be deemed to beneficially own, and be deemed to share the power to vote or direct the vote of, in each case, all of the shares of Common Stock (as such term is defined in Item 1 of this Statement) beneficially owned by such group. The aggregate for such group would be 32,966,638 shares of Common Stock, representing 75.9% of the shares of Common Stock.

         ** As detailed in Item 6 of this Statement, GEPT is a party to that certain Co-Sale Agreement, dated May 28, 2004, by and among Analex Corporation, GEPT and certain other investors, which limits the transferability of shares subject to this Schedule 13D.

=====================                                         ==================
CUSIP NO. 032653107               SCHEDULE 13D                PAGE 4 OF 31 PAGES
=====================                                         ==================
================================================================================
     1       NAME OF REPORTING PERSONS:
             I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

             GE Asset Management Incorporated, as Investment Manager of
             General Electric Pension Trust
             I.R.S. #06-1238874
------------ -------------------------------------------------------------------
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a) [_]
                                                                        (b) [X]*

------------ -------------------------------------------------------------------
     3       SEC USE ONLY


------------ -------------------------------------------------------------------
     4       SOURCE OF FUNDS

             OO
------------ -------------------------------------------------------------------
     5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

                                                                             [_]
------------ -------------------------------------------------------------------
     6       CITIZENSHIP OR PLACE OF ORGANIZATION

             State of Delaware
--------------------------------------------------------------------------------
  NUMBER OF              7      SOLE VOTING POWER

   SHARES                       None
                   ------------ ------------------------------------------------
BENEFICIALLY             8      SHARED VOTING POWER

  OWNED BY                      6,428,567*
                   ------------ ------------------------------------------------
    EACH                 9      SOLE DISPOSITIVE POWER

  REPORTING                     None
                   ------------ ------------------------------------------------
   PERSON               10      SHARED DISPOSITIVE POWER

    WITH                        6,428,567*/**
------------ -------------------------------------------------------------------
    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             6,428,567*
------------ -------------------------------------------------------------------
    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES
                                                                            [X]*
------------ -------------------------------------------------------------------
    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             29.3% (75.9% if aggregated with the shares beneficially owned by the other Stockholder Parties (as defined in Item 4 of this Statement)).*
------------ -------------------------------------------------------------------

=====================                                         ==================
CUSIP NO. 032653107               SCHEDULE 13D                PAGE 5 OF 31 PAGES
=====================                                         ==================

------------ -------------------------------------------------------------------
    14       TYPE OF REPORTING PERSON*

             IA, CO
================================================================================

         * GE Asset Management Incorporated ("GEAM") expressly disclaims that it is a member of a "group" as such term is used in Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, or Rule 13d-5(b)(1) thereunder. As detailed in Item 5 of this Statement, if a "group" consisting of the Stockholder Parties (as such term is defined in Item 4 of this Statement) were deemed to exist, GEAM would be deemed to beneficially own, and be deemed to share the power to vote or direct the vote of, in each case, all of the shares of Common Stock (as such term is defined in Item 1 of this Statement) beneficially owned by such group. The aggregate for such group would be 32,966,638 shares of Common Stock, representing 75.9% of the shares of Common Stock.

         ** GEAM is a registered investment adviser and acts as investment manager of General Electric Pension Trust ("GEPT"). As detailed in Item 6 of this Statement, GEPT is a party to that certain Co-Sale Agreement, dated May 28, 2004, by and among Analex Corporation, GEPT and certain other investors which limits the transferability of shares subject to this Schedule 13D.

=====================                                         ==================
CUSIP NO. 032653107               SCHEDULE 13D                PAGE 6 OF 31 PAGES
=====================                                         ==================
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     1       NAME OF REPORTING PERSONS:
             I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

             General Electric Company
             I.R.S. #14-0689340
------------ -------------------------------------------------------------------
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                           (a) [_]
                                                           (b) [X](See 11 below)

------------ -------------------------------------------------------------------
     3       SEC USE ONLY


------------ -------------------------------------------------------------------
     4       SOURCE OF FUNDS

             Not applicable
------------ -------------------------------------------------------------------
     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEMS 2(d) OR 2(e)
                                                                             [_]
------------ -------------------------------------------------------------------
     6       CITIZENSHIP OR PLACE OF ORGANIZATION

             State of New York
--------------------------------------------------------------------------------
  NUMBER OF              7      SOLE VOTING POWER

   SHARES                       0
                   ------------ ------------------------------------------------
BENEFICIALLY             8      SHARED VOTING POWER

  OWNED BY                      Disclaimed (See 11 below)
                   ------------ ------------------------------------------------
    EACH                 9      SOLE DISPOSITIVE POWER

  REPORTING                     0
                   ------------ ------------------------------------------------
   PERSON               10      SHARED DISPOSITIVE POWER

    WITH                        Disclaimed (See 11 below)
------------ -------------------------------------------------------------------
    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             Beneficial ownership of all shares disclaimed by General Electric
             Company
------------ -------------------------------------------------------------------
    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES
                                                   [X] Disclaimed (see 11 above)
------------ -------------------------------------------------------------------
    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             Not applicable (see 11 above).
------------ -------------------------------------------------------------------
    14       TYPE OF REPORTING PERSON

             CO
================================================================================

         Reference is made to the Statement on Schedule 13 filed on June 7, 2004, as amended by Amendment No. 1 thereto filed September 17, 2004 (as so amended, the "Schedule 13D"), each on behalf of General Electric Pension Trust, a New York common law trust ("GEPT"), GE Asset Management Incorporated, a Delaware corporation ("GEAM") which is the investment manager of GEPT and is a wholly-owned subsidiary of GE (defined below) and General Electric Company, a New York corporation ("GE"). GEPT, GEAM and GE are sometimes referred to herein individually as a "Reporting Person" and collectively as the "Reporting Persons." Each of GEPT and GEAM expressly disclaim that they are members of a "group" as such term is used in Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), or Rule 13d-5(b)(1) thereunder. GE expressly disclaims beneficial ownership of all shares and expressly disclaims that it is a member of a "group."

         This Amendment No. 2 to Schedule 13D (this "Amendment No. 2" and, together with the Schedule 13D, the "Statement") is filed on behalf of the Reporting Persons. All capitalized terms used herein without definition shall have the meanings set forth in the Schedule 13D.

ITEMS 2(a), (b), (c).

The first paragraph of Items 2(a), (b), (c) of Schedule 13D is hereby deleted in its entirety and the following is inserted in lieu thereof:

         "GEPT is an employee benefit plan for the benefit of employees of GE and its subsidiaries. GEAM, a wholly-owned subsidiary of GE, is a registered investment adviser and acts as investment manager of GEPT and may be deemed to be the beneficial owner of 6,428,567 shares of Common Stock beneficially owned by GEPT. The address of the principal offices of GEPT and GEAM is 3001 Summer Street, Stamford, Connecticut 06905."

ITEM 3.  SOURCE AND AMOUNT OF FUNDS AND OTHER CONSIDERATION

Item 3 of the Schedule 13D is hereby deleted in its entirety and the following is inserted in lieu thereof:

         "As more fully detailed in Item 4 of this Statement, GEPT, the Issuer and other parties entered into the Series B Purchase Agreement (as such term is defined in Item 4 of this Statement) with respect to the transactions contemplated thereby. Pursuant to the Series B Purchase Agreement, GEPT purchased (i) on the First Closing Date, a Senior Subordinated Note in the initial principal amount of $5 million and an Initial Common Stock Warrant (as such terms are defined in Item 4 of this Statement) and (ii) on the Subsequent Closing Date, shares of Series B Preferred Stock and a Subsequent Common Stock Warrant for an aggregate purchase price of $10 million (as such terms are defined in Item 4 of this Statement), the funds used to pay for each of which were provided by GEPT from its cash on hand."

ITEM 4.  PURPOSE OF TRANSACTION

Item 4 of the Schedule 13D is hereby deleted in its entirety and the following is inserted in lieu thereof:

         "GEPT acquired its Senior Subordinated Note, shares of Series B Preferred Stock, Initial Common Stock Warrant and Subsequent Common Stock Warrant (as such terms are defined below) as an investment, in the regular course of business. GEPT intends to reexamine its investment in the Issuer from time to time and, depending on market considerations and other factors, may convert its shares of Series B Preferred Stock (as such term is defined below) and/or exercise its Initial Common Stock Warrant and/or Subsequent Common Stock Warrant and/or purchase or sell shares of Common Stock, if appropriate opportunities to do so are available, on such terms and at such time as it considers to be advisable.

         Other than the matters set forth herein, no Reporting Person has any plans or proposals which relate to, or would result in the occurrence of, any of the transactions or events set forth in Item 4 of Form 13D.

SERIES B PURCHASE AGREEMENT

         On May 28, 2004 (the "First Closing Date"), the Issuer entered into that certain Purchase Agreement (the "Series B Purchase Agreement") with GEPT, New York Life Capital Partners II, L.P. ("NYL"), Pequot Private Equity Fund III, L.P. and Pequot Offshore Private Equity Partners III, L.P. (together, the "Pequot Funds" and, collectively with GEPT and NYL, the "Investors"). Pursuant to the Series B Purchase Agreement, for an aggregate purchase price of $12 million, the Issuer issued and sold to the Investors (i) $12 million in aggregate principal amount of the Issuer's secured senior subordinated convertible promissory notes (each, a "Senior Subordinated Note"), the outstanding principal and accrued interest on which were convertible in accordance with their terms into shares of the Issuer's Series B convertible preferred stock, $0.02 par value per share (the "Series B Preferred Stock") at a conversion price of $3.50 per share of Series B Preferred Stock (the "Series B Original Issue Price"), which was the closing price of the Common Stock on May 27, 2004, and (ii) certain detachable ten-year warrants to purchase one share of Common Stock for every five shares of Common Stock issued or issuable upon conversion of the shares of Series B Preferred Stock that were issued upon the conversion of the principal amount of the Senior Subordinated Notes (each, an "Initial Common Stock Warrant"). Pursuant to the Series B Purchase Agreement, for an aggregate purchase price of $5 million, GEPT purchased a Senior Subordinated Note in the initial principal amount of $5 million and an Initial Common Stock Warrant.

         Upon their issuance, the Senior Subordinated Notes were not convertible into shares of Series B Preferred Stock and the Initial Common Stock Warrants were not exercisable to purchase shares of Common Stock. Instead, the Issuer's existing stockholders, including holders of shares of Common Stock and the Pequot Funds, as the holders of 100% of the Issuer's Series A convertible preferred stock, $0.02 par value per share (the "Series A Preferred Stock"),1 needed to approve (i) the conversion of the Senior Subordinated Notes into shares of Series B

----------------------
1 On December 9, 2003, pursuant to that certain Subordinated Note and Series A Convertible Preferred Stock Purchase Agreement, dated July 18, 2003, by and among the Issuer and the Pequot Funds (the "Series A Purchase Agreement"), the Issuer issued and sold to the Pequot Funds (i) shares of Series A Preferred Stock, (ii) warrants exercisable to purchase shares of Common Stock, the number of which is based on the Common Stock issuable upon conversion of shares of Series A Preferred Stock (the "Series A Warrants"), (iii) Secured Subordinated

Preferred Stock and the issuance of shares of the Series B Preferred Stock upon such conversion, (ii) the exercise of the Initial Common Stock Warrants by the Investors and the subsequent issuance of shares of Common Stock upon such exercise and (iii) the issuance of shares of Common Stock upon conversion of the shares of Series B Preferred Stock (collectively, the "Stockholder Approval") prior to such conversion and exercise.

         On September 15, 2004, Stockholder Approval was obtained at the Annual Stockholders' Meeting of the Issuer. Upon Stockholder Approval, the Senior Subordinated Notes were automatically converted into shares of Series B Preferred Stock at the Series B Original Issue Price. The Series B Preferred Stock is convertible into such number of shares of Common Stock as is obtained by multiplying the number of shares of Series B Convertible Preferred Stock to be converted by $3.50 (the Series B Original Issue Price) and dividing such result by $2.80 (such price, as adjusted for certain dilutive equity issuances and for stock splits and similar events as provided in Certificate of Designations, Powers, Preferences and Rights of the Series B Convertible Preferred Stock of the Issuer filed with the Secretary of State of Delaware on May 27, 2004, as amended by that certain Amendment to Certificate of Designations, Powers, Preferences and Rights of the Series B Convertible Preferred Stock of the Issuer filed with the Secretary of State of Delaware on March 30, 2005, the "Conversion Price").

         Also upon Stockholder Approval, the Initial Common Stock Warrants became exercisable for one share of Common Stock for every five shares of Common Stock issued or issuable upon conversion of the shares of Series B Preferred Stock that were issued upon the conversion of the principal amount of the Senior Subordinated Notes. The exercise price of the Initial Common Stock Warrants is $4.32 per share (representing a 25% premium to the trailing average closing price of the Common Stock for the twenty trading days immediately preceding the First Closing Date), subject to adjustments for stock splits, stock dividends and similar events.

         Subject to certain approval rights (including, without limitation, the receipt of the Stockholder Approval) and pursuant to the Series B Purchase Agreement, the Issuer had an option to require the Investors to purchase up to an additional $25 million of shares of Series B Preferred Stock, and Subsequent Common Stock Warrants (the "Issuer Option"), at any one or more times on or prior to May 27, 2005, for the purpose of paying the cost of the acquisition by the Issuer of the stock or assets of one or more companies, in each case with an acquisition value (not including transaction expenses) of at least $10 million (each, an "Issuer Acquisition").

--------------------------------------------------------------------------------
Convertible Promissory Notes (the "Series A Notes") and (iv) in connection with the issuance of the Series A Notes, additional warrants exercisable to purchase shares of Common Stock, the number of which is based on the Common Stock issuable upon conversion of the Series A Notes (the "Series A Note Warrants"). The Issuer has also issued options to purchase shares of Common Stock (the "Series A Options") to certain principals of the Pequot Funds. Certain terms of the Series A Preferred Stock are detailed in the Amendment to the Certificate of Designations, Powers, Preferences and Rights of Series A Convertible Preferred Stock, dated May 27, 2004, filed as Exhibit 4.1 to the Issuer's Form 8-K, dated May 28, 2004, as such Amendment was further amended pursuant to that certain Second Amendment to Certificate of Designations, Powers, Preferences and Rights of Series A Convertible Preferred Stock, dated March 30, 2005 and filed as
Exhibit 3.1 to the Issuer's Form 8-K, dated April 1, 2005. The Pequot Funds' holdings of, and additional terms of, each of the Series A Purchase Agreement, the Series A Preferred Stock, the Series A Warrants, the Series A Notes, the Series A Note Warrants and the Series A Options are detailed in the Pequot Funds' Schedule 13D, as amended, as well as the Issuer's periodic filings with the SEC.

         Pursuant to the Series B Purchase Agreement, for so long as the Issuer Option was in effect, the holders of 100% of the shares of Series A Preferred Stock and 100% of the Senior Subordinated Notes or, upon the conversion of the Senior Subordinated Notes on September 15, 2004, 100% of the shares of Series B Preferred Stock, voting together as a single class (as such voting is calculated in the Series B Purchase Agreement), had the right to veto (i) any Issuer Acquisition and (ii) the issuance of any securities ranking senior to or pari passu with the Series A Preferred Stock or the Series B Preferred Stock, or convertible into securities ranking senior to or pari passu with the Series A Preferred Stock or the Series B Preferred Stock, with respect to voting, dividend, liquidation or redemption rights, including the issuance of subordinated debt (such collective right to veto, the "Veto Right"). If such Veto Right were exercised, the Issuer would not permit the applicable event to occur.

         With respect to the proposed Issuer Acquisition of ComGlobal Systems, Incorporated, a California corporation ("ComGlobal"), the Investors declined to exercise their Veto Right and as of April 1, 2005 (the "Subsequent Closing Date"), the Issuer exercised the Issuer Option. Pursuant to the Series B Purchase Agreement and on the Subsequent Closing Date, the Issuer consummated the Issuer Acquisition of ComGlobal and, for an aggregate purchase price of $25 million, issued and sold to the Investors (i) additional shares of Series B Preferred Stock at the Series B Original Issue Price and (ii) certain detachable ten-year warrants to purchase one share of Common Stock for every five shares of Common Stock issuable upon conversion of the shares of Series B Preferred Stock that were issued on the Subsequent Closing Date (each, a "Subsequent Common Stock Warrant"). The Subsequent Common Stock Warrants are exercisable upon their issuance and the exercise price of the Subsequent Common Stock Warrants is $4.29 per share (representing a 25% premium to the trailing average closing price of the Common Stock for the twenty trading days immediately preceding the Subsequent Closing Date), subject to adjustments for stock splits, stock dividends and similar events. On the Subsequent Closing Date and pursuant to the Series B Purchase Agreement, for an aggregate purchase price of $10 million, GEPT purchased 2,857,142 additional shares of Series B Preferred Stock and a Subsequent Common Stock Warrant.

AMENDED AND RESTATED STOCKHOLDERS' VOTING AGREEMENT

         Concurrently with, and as a condition to, the Investors' execution of the Series B Purchase Agreement, the Issuer, the Investors, J. Richard Knop, C.W. Gilluly, Peter Belford, Sr., Arthur A. Hutchins, Joseph H. Saul and DRG Irrevocable Trust (collectively, the "Stockholder Parties") entered into that certain Amended and Restated Stockholders' Voting Agreement, dated May 28, 2004 (the "Stockholders' Agreement"), pursuant to which the Stockholder Parties agreed to vote, or cause to be voted, all securities owned by such Stockholder Parties, or over which such Stockholder Parties have voting control, so as to fix the number of directors of the Issuer at nine, and to nominate and elect the following directors to the board of directors of the Issuer (the "Board"):

         (i) the Chief Executive Officer of the Issuer, currently Sterling E. Phillips, or if there is no Chief Executive Officer, the Issuer's President;

         (ii) subject to certain conditions set forth in the Stockholders' Agreement, two directors designated by a Pequot Majority in Interest (as such term is defined in the Stockholders' Agreement); provided that, if such conditions are not met, the Pequot Majority in Interest would only be entitled to nominate and elect one director, with the remaining director designated by the Nominating Committee of the Board;

         (iii) five directors, independent for the purposes of the American Stock Exchange rules, to be nominated by the Nominating Committee of the Board; and

         (iv) one non-employee director designated by the Chief Executive Officer of the Issuer (or if there is no Chief Executive Officer, the President of the Issuer) and acceptable to the Investors, who shall initially be Peter C. Belford.

         In addition, GEPT and NYL, for so long as they own any type of securities of the Issuer, have the right to designate up to two representatives who are entitled to attend each meeting of the Board or any committee thereof as non-voting observers and receive all communications and other materials provided to the Board, excluding attendance at meetings and/or receipt of information that (i) legal counsel for the Board advises to be improper or (ii) is related to Audit Committee meetings and is impermissible under the applicable rules and regulations of the American Stock Exchange.

         In certain circumstances, including the Issuer's failure to redeem the shares of Series B Preferred Stock as required under the Certificate of Designations, Powers, Preferences and Rights of the Series B Convertible Preferred Stock of the Issuer filed with the Secretary of State of Delaware on May 27, 2004 (the "Original Series B Certificate of Designations"), as amended by that certain Amendment to Certificate of Designations, Powers, Preferences and Rights of the Series B Convertible Preferred Stock of the Issuer filed with the Secretary of State of Delaware on March 30, 2005 (the "Series B Certificate Amendment"; the Original Series B Certificate of Designations as amended by the Series B Certificate Amendment is referred to herein as the "Series B Certificate of Designations") that is a part of the Issuer's Certificate of Incorporation, the Investors may designate additional directors so that the directors appointed by Investors will comprise a majority of the Board.

INVESTORS' VOTING AGREEMENT

         Concurrently with the Investors' execution of the Series B Purchase Agreement, GEPT and NYL entered into that certain Investors' Voting Agreement, dated as of May 28, 2004 (the "Investors' Voting Agreement"), pursuant to which
(i) for so long as the Issuer Option was in effect, with respect to any matter that was subject to the Veto Right and that was submitted to GEPT and NYL for approval, each of GEPT and NYL agreed to consult with the other regarding such matter and, unless both reached an agreement not to exercise their Veto Right with respect to such matter, each would have been obligated to exercise its Veto Right with respect to such matter and (ii) for so long as GEPT and NYL have the right, pursuant to the Stockholders' Agreement, to designate two representatives (each, a "Representative") entitled to attend each meeting of the Board or any committee thereof as non-voting observers and to receive all communications and other materials provided to the members of the Board or any committee thereof, each of GEPT and NYL agreed that each would be entitled to designate one such Representative.

         Copies of the Series B Purchase Agreement, form of Senior Subordinated Note, form of Common Stock Warrant, Stockholders' Agreement, Original Series B Certificate of Designations, Investors' Voting Agreement and Series B Certificate Amendment are attached hereto as Exhibits 1, 2, 3, 4, 5, 6 and 9, respectively, and are each incorporated in this Statement by reference. Each description in this Statement of such agreement or instrument is qualified in its entirety by reference to the corresponding agreement or instrument."

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER
------

Item 5 of the Schedule 13D is hereby deleted in its entirety and the following is inserted in lieu thereof:

"ITEMS 5(a), (b).

         GE expressly disclaims beneficial ownership of all shares. Each of GEPT and GEAM beneficially owns 6,248,567 shares of Common Stock, representing 29.3% of the shares of Common Stock, based on the following facts and assumptions:

         (i) On the First Closing Date, GEPT purchased a Senior Subordinated Note, with the initial principal amount of $5 million, and an Initial Common Stock Warrant.

         (ii) Upon the Stockholder Approval on September 15, 2004, the outstanding Senior Subordinated Note in the aggregate principal amount of $5 million was automatically converted at the Series B Original Issue Price into 1,428,571 shares of Series B Preferred Stock.

         (iii) As Stockholder Approval has been obtained by the Issuer, the 1,428,571 shares of Series B Preferred Stock beneficially owned by each of GEPT and GEAM may be converted at any time into shares of Common Stock at an assumed Conversion Price of $2.80 per share, which would result in the beneficial ownership by each of GEPT and GEAM of 1,785,713 shares of Common Stock.

         (iv) As Stockholder Approval has been obtained by the Issuer, the Initial Common Stock Warrant issued to GEPT may be exercised at any time, which would result in the beneficial ownership by each of GEPT and GEAM of an additional 357,142 shares of Common Stock.

         (v) On the Subsequent Closing Date, GEPT purchased an additional 2,857,142 shares of Series B Preferred Stock and a Subsequent Common Stock Warrant.

         (vi) The 2,857,142 additional shares of Series B Preferred Stock beneficially owned by each of GEPT and GEAM may be converted at any time into shares of Common Stock at an assumed Conversion Price of $2.80 per share, which would result in the beneficial ownership by each of GEPT and GEAM of an additional 3,571,427 shares of Common Stock.

         (vii) The Subsequent Common Stock Warrant issued to GEPT may be exercised at any time, which would result in the beneficial ownership by each of GEPT and GEAM of an additional 714,285 shares of Common Stock.

         GE expressly disclaims any voting or dispositive power over all shares. Based on the foregoing assumptions, GEPT and GEAM share the power to vote or direct the vote and power to dispose or direct the disposition of 6,428,567 shares of Common Stock, subject to the restrictions on voting described in Item 4 of this Statement.

         GE expressly disclaims being a member of a "group" (as defined below). Each of GEPT and GEAM expressly disclaim that they are members of a "group" as such term is used in Section 13(d)(3) of the Exchange Act, or Rule 13d-5(b)(1) thereunder. By virtue of the Stockholders' Agreement, however, a "group," within the meaning of Section 13(d)(3) of the Exchange Act, or Rule 13d-5(b)(1) thereunder, may be deemed to have been formed consisting of all of the Stockholder Parties. If such group were deemed to exist, the Stockholder Parties would be deemed to beneficially own, and be deemed to share the power to vote or direct the vote of, 32,966,638 shares of Common Stock, representing 75.9% of the shares of Common Stock. Each of GEPT and GEAM expressly disclaims beneficial ownership of, or voting or dispositive power over, the 32,966,638 shares of Common Stock that may be deemed to be beneficially owned by the aforementioned "group."

ITEM 5(c).
---------

         No Reporting Person nor, to the best knowledge of each Reporting Person, any person identified in Schedules II through IV, beneficially owns any shares of Common Stock or has effected any transaction in shares of Common Stock during the preceding sixty days.

ITEM 5(d).
---------

         No other person except for the Reporting Persons is known to have the rights to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by the Reporting Persons and covered by this Statement.

ITEM 5(e).
---------

         Not applicable."

ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONS WITH RESPECT TO
------   SECURITIES OF THE ISSUER

Item 6 of the Schedule 13D is hereby deleted in its entirety and the following is inserted in lieu thereof:

         "In connection with the transactions contemplated by the Series B Purchase Agreement, on the First Closing Date, the Issuer issued to GEPT a Senior Subordinated Note in the initial principal amount of $5 million and an Initial Common Stock Warrant. Pursuant to the Series B Purchase Agreement and on the Subsequent Closing Date, the Issuer issued to GEPT an additional 2,857,142 shares of Series B Preferred Stock and a Subsequent Common Stock Warrant.

SENIOR SUBORDINATED NOTES

         Pursuant to the terms of the Senior Subordinated Notes, the Senior Subordinated Notes bore interest at an annual rate of 7%, payable quarterly in cash or, if the Issuer's projected available cash for operations for the twelve months following the due date of an interest installment does not meet specified levels or such payment would result in a default under the Issuer's senior credit facility, accrued and added to the outstanding principal. Upon a payment default, the interest rate on the Senior Subordinated Notes was to be increased to 14% per annum during the term of the default following a five-day cure period. The outstanding principal and accrued interest on the Senior Subordinated Notes were automatically converted into shares of Series B Preferred Stock upon Stockholder Approval at the Series B Original Issue Price.

         If the Senior Subordinated Notes had not been converted into shares of Series B Preferred Stock upon the Stockholder Approval, they would have matured 120 days from the First Closing Date although this 120-day period could have been extended to 180 days from the First Closing Date under certain circumstances prior to the Issuer's receipt of Stockholder Approval necessary for the conversion (the "Maturity Date"). If Stockholder Approval had not been obtained on or before the Maturity Date, (i) the rate of interest payable on the Senior Subordinated Notes would have increased to 14% per annum and would have continued to increase thereafter at the end of each successive calendar quarter at a rate of .75% (but in no event would have been increased above the rate of interest lawfully payable) for so long as the Senior Subordinated Notes remained unpaid and (ii) the Issuer would have issued to Investors additional Common Stock Warrants to purchase $3.5 million of the Issuer's shares of Common Stock, exercisable at any time following Stockholder Approval, at an exercise price equal to the Conversion Price. Principal and interest on the Senior Subordinated Notes was not permitted to be prepaid without the prior written consent of the holders of a majority of the then outstanding aggregate principal amount of all Senior Subordinated Notes.

         The Issuer's obligations under the Senior Subordinated Notes were secured by a second lien on all of the assets of the Issuer and its subsidiaries and were guaranteed by the Issuer's subsidiaries. These obligations were subordinated only to those under the Issuer's senior credit facility.

         During the time that the Senior Subordinated Notes were outstanding, the financial and operational covenants relating to the Senior Subordinated Notes were not more restrictive than those set forth in the agreements executed in connection with the Issuer's existing and future senior secured indebtedness.

SERIES B PREFERRED STOCK

         Shares of Series B Preferred Stock were issued to the Investors upon the receipt of the Stockholder Approval on September 15, 2004 and additional shares of Series B Preferred Stock were issued to the Investors on the Subsequent Closing Date. The shares of Series B Preferred Stock rank senior to the Issuer's existing shares of Series A Preferred Stock. The shares of Series B Preferred Stock bear a cumulative annual dividend of 6% of the Series B Original Issue Price (as adjusted for any stock splits, combinations, recapitalizations involving equity securities of the Issuer, reclassifications or other similar events involving a change with respect to the Series B Preferred Stock), payable quarterly beginning on June 20, 2004. The dividends are payable in cash unless, at any time after the date of the initial conversion of any Senior Subordinated Note (the "Issue Date"), (i) the Issuer's projected available cash for operations for the twelve months following the due date of a dividend payment is less than $1,000,000 in excess of business projections approved by the Board for such twelve-month period or (ii) such dividend payment in cash would result in an event of default under the Issuer's senior credit facility, in which case the dividend may be paid (at the option of the Issuer) in additional shares of Series B Preferred Stock valued at the Series B Original Issue Price (as adjusted for any stock splits, combinations, recapitalizations involving equity securities of the Issuer, reclassifications or other similar events involving a change with respect to the Series B Preferred Stock).

         Upon any liquidation, dissolution or winding up of the Issuer, holders of the shares of Series B Preferred Stock will be entitled to receive, in preference to holders of shares of Series A Preferred Stock and Common Stock, out of the Issuer's assets available for stockholder distributions, an amount per share equal to the Series B Original Issue Price plus any accrued but unpaid dividends thereon. Certain mergers, acquisitions or asset sales involving the Issuer are treated as a liquidation event unless the holders of 66-2/3% of the then outstanding shares of the Series A Preferred Stock and Series B Preferred Stock, voting together as a single class, elect not to treat such transactions as liquidation events.

         The shares of Series B Preferred Stock are convertible into shares of Common Stock at any time at the election of its holders at the Conversion Price, provided that if Stockholder Approval for the conversion of the Senior Subordinated Notes had occurred during certain uncured events of default, the Conversion Price would not have been subject to the $2.80 floor price.

         The shares of Series B Preferred Stock will convert into shares of Common Stock if (i) any time following eighteen months after the Issue Date, the average closing price of the Common Stock over a twenty consecutive trading day period exceeds 2.5 times the Series B Original Issue Price (as adjusted for certain dilutive equity issuances and for stock splits and similar events related to the Series B Preferred Stock) and (ii) the Issuer elects for the shares of Series B Preferred Stock to be converted. In addition, the shares of Series B Preferred Stock held by holders that do not accept an offer by the Issuer, within sixty days of delivery of such offer, to purchase shares of the Series B Preferred Stock for at least 2.5 times the Series B Original Issue Price (as so adjusted) also will convert into shares of Common Stock if the Issuer elects for such shares of Series B Preferred Stock to be converted. The shares of Series B Preferred Stock will automatically convert into shares of Common Stock upon the agreement of the holders of 75% of the shares of Series B Preferred Stock. In each case, the shares of Series B Preferred Stock would convert using the Conversion Price.

         Holders of two-thirds of the shares of Series B Preferred Stock may require the Issuer to redeem the outstanding shares of Series B Preferred Stock in four equal quarterly installments any time on or after the fourth anniversary of the Issue Date at the Series B Original Issue Price plus accrued but unpaid dividends.

         Holders of shares of Series B Preferred Stock are entitled to vote together with all other classes and series of voting stock of the Issuer on all actions to be taken by the stockholders of the Issuer. As long as at least 25% of the shares of the Series B Preferred Stock issued pursuant to the Series B Purchase Agreement remain outstanding, the Issuer shall not take numerous specified actions (including certain changes to the Issuer's Certificate of Incorporation) without first obtaining the written consent of holders of at least a majority of the then outstanding shares of Series B Preferred Stock voting separately as a class. As long as 50% of the shares of the Series B Preferred Stock issued pursuant to the Series B Purchase Agreement remain outstanding, the Issuer shall not take numerous specified actions (including declaration of dividends or distributions on the capital stock other than dividends and distributions paid on the shares of Series B Preferred Stock and Series A Preferred Stock) without first obtaining the written consent of holders of at least a majority of the then outstanding shares of Series B Preferred Stock voting separately as a class. In addition, as long as the Issuer Option was in effect, holders of 100% of the shares of Series A Preferred Stock and the Series B Preferred Stock, voting together as a single class, had the right to veto (i) any Issuer Acquisition, and (ii) the issuance of any securities ranking senior to or pari passu with the shares of Series A Preferred Stock or Series B Preferred Stock, with respect to voting, dividend, liquidation or redemption rights, including the issuance of subordinated debt.

         These and other terms and provisions of the Series B Preferred Stock are set forth in the Series B Certificate of Designations. In order to provide the Investors the rights set forth in the Series B Certificate of Designations, the Issuer also has amended, from time to time, its Certificate of Designations, Powers, Preferences and Rights of the Series A Convertible Preferred Stock.

COMMON STOCK WARRANTS

         The Initial Common Stock Warrants issued on the First Closing Date will expire on May 28, 2014. They were not exercisable at the time of issuance. Upon Stockholder Approval, the Initial Common Stock Warrants became exercisable at the option of the Investors to purchase such number of shares of Common Stock, at such an exercise price, as detailed in Item 4 of this Statement. Cashless exercise will be permitted.

         The Subsequent Common Stock Warrants issued on the Subsequent Closing Date will expire on April 1, 2015. They are exercisable at the time of issuance at the option of the Investors to purchase such number of shares of Common Stock, at such an exercise price, as detailed in Item 4 of this Statement. Cashless exercise will be permitted.

REGISTRATION RIGHTS

         In connection with the Series B Purchase Agreement, the Issuer also entered into a Registration Rights Agreement with the Investors, dated May 28, 2004 (the "Registration Rights Agreement"), pursuant to which, within thirty days following the Issue Date and each subsequent closing under the Series B Purchase Agreement following the exercise of the Issuer Option, the Issuer will be required to file a registration statement on Form S-3 registering the resale of the shares of Common Stock underlying the shares of Series B Preferred Stock, the Initial Common Stock Warrants and the Subsequent Common Stock Warrants, and all other shares of Common Stock owned from time to time by the Investors. The Issuer will be required to keep such registration statement effective until all the shares of Common Stock registered thereunder are sold or the holders are entitled to sell such shares of Common Stock under Rule 144(k) under the Securities Act of 1933. The Registration Rights Agreement also provides Investors with piggyback registration rights with respect to certain underwritten offerings initiated by the Issuer.

CO-SALE AGREEMENT

         In connection with the Series B Purchase Agreement, the Issuer and the Investors entered into that certain Co-Sale Agreement, dated as of May 28, 2004 (the "Co-Sale Agreement").

         The Co-Sale Agreement provides that, for so long as any Investor holds any Senior Subordinated Notes, shares of Series B Preferred Stock, Initial Common Stock Warrants, Subsequent Common Stock Warrants or shares of Common Stock issued or issuable upon the conversion or exercise of any of the foregoing or issued with respect to any such securities by way of stock dividend, stock split or any reorganization affecting the Issuer's capital stock (collectively, the "Co-Sale Securities"), each such Investor (a "Transferring Investor") desiring to transfer any Co-Sale Securities (other than in connection with transfers to the Issuer, transfers pursuant to a public sale or transfers to certain affiliates) must give each other Investor (the "Other Investors") and the Issuer written notice of the terms and conditions of any proposed bona fide and arm's length sale at least twenty days prior to any such transfer. The Other Investors may elect to participate in such proposed transfer within ten business days of receiving notice of the transfer (such Other Investors so electing, the "Electing Other Investors"), who then have the right and obligation to sell to the proposed transferee(s), at the same price and on the same terms and conditions as are specified in the notice, the same type and up to the same percentage of Co-Sale Securities (on an as converted basis including shares of Common Stock issuable upon conversion of shares of Series B Preferred Stock) owned by such Electing Other Investors as the Co-Sale Securities represents with respect to the capital stock of the Issuer owned by the Transferring Investor.

         The Transferring Investor is not permitted to transfer any Co-Sale Securities to any prospective transferee unless (x) such prospective transferee allows the participation of the Electing Other Investors on the terms specified in the transfer notice or (y) such Transferring Investor does not receive notice that the Other Investors intend to participate within the ten-day period and transfers its Co-Sale Securities within sixty days after the expiration of the ten business day period at a price and on the terms no more favorable than those specified in the original transfer notice.

         Copies of the Registration Rights Agreement and Co-Sale Agreement are attached hereto as Exhibits 7 and 8, respectively, and are each incorporated in this Statement by reference. Each description in this Statement of such agreement is qualified in its entirety by reference to the corresponding agreement."

ITEM 7.  MATERIALS TO BE FILED AS EXHIBITS
------

         Item 7 is hereby amended by the insertion of the following after
Exhibit 8:

"Exhibit 9      Amendment to Certificate of Designations, Powers, Preferences
                and Rights of the Series B Convertible Preferred Stock of Analex
                Corporation, filed as Exhibit 3.1 to Analex Corporation's Form
                8-K dated April 1, 2005, is incorporated herein by reference."

         All exhibits to Schedule 13D are hereby incorporated by reference.

SCHEDULES II, III, AND IV

Each of Schedule II, Schedule III and Schedule IV to the Schedule 13D is hereby amended and restated in its entirety as set forth in the revised version thereof attached hereto.

                                    SIGNATURE
                                    ---------

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: April 18, 2005

                                       GENERAL ELECTRIC PENSION TRUST

                                       By: GE Asset Management Incorporated, its
                                           Investment Manager

                                       By: /s/ Michael M. Pastore
                                          --------------------------------------
                                           Name: Michael M. Pastore
                                           Title: Vice President


                                       GE ASSET MANAGEMENT INCORPORATED

                                       By: /s/ Michael M. Pastore
                                          --------------------------------------
                                       Name: Michael M. Pastore
                                       Title: Vice President


                                       GENERAL ELECTRIC COMPANY

                                       By: /s/ John H. Myers
                                          --------------------------------------
                                       Name: John H. Myers
                                       Title: Vice President

                                                                     Schedule II

                         GENERAL ELECTRIC PENSION TRUST

The business address of each of the persons listed below is 3001 Summer Street, Stamford, Connecticut 06905.

Trustees                            Present Principal Occupation
--------                            ----------------------------

David B. Carlson                    Executive Vice President of GEAM and Trustee
                                    of GEPT

Michael J. Cosgrove                 Executive Vice President of GEAM and Trustee
                                    of GEPT

Ralph R. Layman                     Executive Vice President of GEAM and Trustee
                                    of GEPT

Alan M. Lewis                       Executive Vice President, General Counsel
                                    and Secretary of GEAM and Trustee of GEPT

Robert A. MacDougall                Executive Vice President of GEAM and Trustee
                                    of GEPT

John H. Myers                       Vice President of General Electric Company,
                                    President and Chief Executive Officer of
                                    GEAM and Trustee of GEPT

Judith A. Studer                    Senior Vice President of GEAM

Donald W. Torey                     Executive Vice President of GEAM and Trustee
                                    of GEPT

John J. Walker                      Executive Vice President and Chief Financial
                                    Officer of GEAM and Trustee of GEPT


                           Citizenship of All Trustees
                           ---------------------------

                                     U.S.A.

                                                                    Schedule III

                        GE ASSET MANAGEMENT INCORPORATED

The business address of each of the persons listed below is 3001 Summer Street, Stamford, Connecticut 06905.

Directors                           Present Principal Occupation
---------                           ----------------------------

David B. Carlson                    Executive Vice President of GEAM and Trustee
                                    of GEPT

Michael J. Cosgrove                 Executive Vice President of GEAM and Trustee
                                    of GEPT

Pamela K. Halligan                  Vice President of GEAM

Kathryn D. Karlic                   Executive Vice President of GEAM

Ralph R. Layman                     Executive Vice President of GEAM and Trustee
                                    of GEPT

Alan M. Lewis                       Executive Vice President, General Counsel
                                    and Secretary of GEAM and Trustee of GEPT

Robert A. MacDougall                Executive Vice President of GEAM and Trustee
                                    of GEPT

John H. Myers                       Vice President of General Electric Company,
                                    President and Chief Executive Officer of
                                    GEAM and Trustee of GEPT

Anthony J. Sirabella                Senior Vice President - Chief Information
                                    Officer of GEAM

Donald W. Torey                     Executive Vice President of GEAM and Trustee
                                    of GEPT

John J. Walker                      Executive Vice President and Chief Financial
                                    Officer of GEAM and Trustee of GEPT

                          Citizenship of all Directors
                          ----------------------------

                                     U.S.A.

Executive Officers                     Present Principal Occupation
------------------                     ----------------------------

John H. Myers                          President and Chief Executive Officer

David B. Carlson                       Executive Vice President - Domestic
                                       Equity Investments

Michael J. Cosgrove                    Executive Vice President - Sales and
                                       Marketing

Kathryn D. Karlic                      Executive Vice President - Fixed Income

Ralph R. Layman                        Executive Vice President - International
                                       Equity Investments

Alan M. Lewis                          Executive Vice President - General
                                       Counsel and Secretary

Robert A. MacDougall                   Executive Vice President - Fixed Income

Donald W. Torey                        Executive Vice President - Real Estate
                                       and Private Equities

John J. Walker                         Executive Vice President - Chief
                                       Financial Officer

Anthony J. Sirabella                   Senior Vice President - Chief Information
                                       Officer

Pamela K. Halligan                     Vice President - Human Resources

William F. Ruoff, III                  Vice President - Quality

Greg O. Bouleris                       Senior Vice President - Fixed Income

Stephen N. DeVos                       Senior Vice President - Fixed Income

Thomas M. Powers                       Senior Vice President - Fixed Income

Paul M. Colonna                        Senior Vice President - Fixed Income

William M. Healey                      Senior Vice President - Fixed Income

Mark R. Delaney                        Senior Vice President - Fixed Income

Gregory B. Hartch                      Senior Vice President - Fixed Income

Gregory W. Fletcher                    Vice President - Fixed Income Finance

Kathleen S. Brooks                     Vice President - Fixed Income

Vita-Marie Pike                        Vice President - Fixed Income

Eric H. Gould                          Vice President - Fixed Income

Craig M. Enright                       Vice President - Fixed Income

Brad G. Postema                        Vice President - Fixed Income

Alfredo Chang                          Vice President - Fixed Income

Frederick W. Jackson                   Vice President - Fixed Income

Mark H. Johnson                        Vice President - Fixed Income

Don J. Duncan                          Vice President - Money Market Investments

Michael J. Caufield                    Senior Vice President - Fixed Income

Craig M. Varrelman                     Vice President - Fixed Income

Susan M. Courtney                      Vice President - Fixed Income

Stella V. Lou DeLucia                  Vice President - Fixed Income

Brian Hopkinson                        Senior Vice President - International
                                       Equity Portfolios

Daizo Motoyoshi                        Senior Vice President - International
                                       Equity Portfolios

Jonathan L. Passmore                   Senior Vice President - International
                                       Equity Portfolios

Michael J. Solecki                     Senior Vice President - International
                                       Equity Portfolios

Judith A. Studer                       Senior Vice President - International
                                       Equity Portfolios

T. Brent Jones                         Vice President - International Equity
                                       Portfolios

Ping Zhou                              Vice President - International Equity
                                       Portfolios

Robert A. Jasminiski                   Vice President - International Equity
                                       Portfolios

Paul Nestro                            Vice President - International Equity
                                       Portfolios

Makoto F. Sumino                       Vice President - International Equity
                                       Portfolios

Philip A. Riordan                      Senior Vice President - Real Estate

Thomas D. Mockler                      Vice President - Fixed Income

B. Bradford Barrett                    Vice President - Real Estate

Robert P. Gigliotti                    Vice President - Real Estate

Gerald Karr                            Vice President - Real Estate

James M. Mara                          Senior Vice President - International
                                       Private Equities

Andreas T. Hildebrand                  Vice President - Private Equities

Patrick J. McNeela                     Vice President - Private Equities

James Mitchell, Jr.                    Vice President - Private Equities

Paolo G. M. Simonato                   Vice President - International Private
                                       Equities

David W. Wiederecht                    Vice President - Private Equities

Christopher D. Brown                   Senior Vice President - Equity Portfolios

Damian J. Maroun                       Senior Vice President - Equity Trading

Paul C. Reinhardt                      Senior Vice President - Equity Portfolios

Nancy A. Ward                          Senior Vice President - Equity Portfolios

Richard L. Sanderson                   Senior Vice President - Equity Research

Diane M. Wehner                        Senior Vice President - Equity Portfolios

George A. Bicher                       Vice President - Equity Investments

Clemence C. Garcia                     Vice President - Equity Investments

Gerald L. Igou                         Vice President - Equity Investments

Michael Isakov                         Vice President - Equity Investments

Sandra J. O'Keefe                      Vice President - Equity Investments

John H. Schaetzl                       Vice President - Equity Investments

Christopher J. Sierakowski             Vice President - Equity Investments

Charles F. Stuart                      Vice President - Equity Investments

Steven M. Fierstein                    Vice President - Equity Investments

Thomas R. Lincoln                      Vice President - Equity Investments

Anthony J. Mariani                     Vice President - Equity Investments

Walter P. Ruane                        Vice President - Equity Investments

Ravi K. Pamnani                        Vice President - Equity Investments

John T. Boyce                          Senior Vice President - Institutional
                                       Investments

Joseph M. Connors                      Senior Vice President - Operations

Barbara Regan                          Senior Vice President - Marketing

Michelle Fang                          Vice President - Product Management

Mary R. Stone                          Vice President - Trade Operations

Gareth J. Davies                       Vice President - Risk Management

Tiffany Hanisch                        Vice President - Financial Planning &
                                       Analysis

Lowell E. Haims                        Vice President - Controller

John F. Robbins                        Vice President - Compliance

Jane E. Hackney                        Vice President - Equity Portfolio
                                       Management

Erica K. Evans                         Vice President - Client Portfolio
                                       Management

Michael J. Tansley                     Vice President - Finance Integration
                                       Quality

Dory S. Black                          Vice President - Assoc. Gen. Counsel &
                                       Asst. Sec.

Christopher J. Costello                Vice President - Assoc. Gen. Counsel &
                                       Asst. Secretary

Daniel L. Furman                       Vice President - Assoc. Gen. Counsel
                                       Private Equities & Asst. Secretary

Leanne R. Dunn                         Vice President - Assoc. Gen. Counsel Real
                                       Estate & Asst. Secretary

Jeanne M. La Porta                     Vice President - Assoc. Gen. Counsel &
                                       Asst. Secretary

Michael M. Pastore                     Vice President - Assoc. Gen. Counsel
                                       Private Equities & Real Estate & Asst.
                                       Sec.

Scott A. Silberstein                   Vice President - Assoc. Gen. Counsel &
                                       Asst. Secretary

Matthew J. Simpson                     Senior Vice President, Gen. Counsel -
                                       Investment Services & Asst. Secretary

Charles I. Middleton                   Vice President - Tax Counsel

                      Citizenship of all Executive Officers
                      -------------------------------------

                                     U.S.A.

                                                                     Schedule IV
                                                                     -----------

                            GENERAL ELECTRIC COMPANY

         The names and principal occupations of the Directors of General Electric Company are as follows:

                           PRESENT                            PRESENT
NAME                       BUSINESS ADDRESS                   PRINCIPAL OCCUPATION
----                       ----------------                   --------------------

J.I. Cash, Jr.          General Electric Company          Former Professor of Business
                        3135 Easton Turnpike              Administration-Graduate School of
                        Fairfield, CT 06828               Business Administration, Harvard
                                                          University

Sir William Castell     GE Healthcare                     Vice Chairman of the Board and
                        Pollards Wood, Nightingales Lane  Executive Officer, General Electric
                        Chalfont St. Giles                Company; President and CEO,
                        HP8 4SP Great Britain             GE Healthcare

D.D. Dammerman          General Electric Company          Vice Chairman of the Board
                        3135 Easton Turnpike              and Executive Officer,
                        Fairfield, CT 06828               General Electric Company;
                                                          Chairman, General Electric
                                                          Capital Services, Inc.

A.M. Fudge              Young & Rubicam, Inc              Chairman and Chief
                        258 Madison Avenue                Executive Officer, Young &
                        New York, NY 10017                Rubicam, Inc.

C.X. Gonzalez           Kimberly-Clark de Mexico,         Chairman of the Board
                        S.A. de C.V.                      and Chief Executive Officer,
                        Jose Luis Lagrange 103,           Kimberly-Clark de Mexico,
                        Tercero Piso                      S.A. de C.V.
                        Colonia Los Morales
                        Mexico, D.F. 11510, Mexico

J.R. Immelt             General Electric Company          Chairman of the Board
                        3135 Easton Turnpike              and Chief Executive
                        Fairfield, CT 06828               Officer, General Electric Company

A. Jung                 Avon Products, Inc.               Chairman and Chief
                        1345 Avenue of the Americas       Executive Officer,
                        New York, NY 10105                Avon Products, Inc.

A.G. Lafley             The Procter & Gamble Company      Chairman of the Board, President
                        1 Procter & Gamble Plaza          and Chief Executive
                        Cincinnati, OH 45202-3315         The Procter & Gamble Company

K.G. Langone            Invemed Associates, Inc.          Chairman, President and Chief
                        375 Park Avenue                   Executive Officer,
                        New York, NY 10152                Invemed Associates, Inc.

R.S. Larsen             Johnson & Johnson                 Former Chairman and Chief
                        100 Albany Street                 Executive Officer, Johnson &
                        Suite 200                         Johnson
                        New Brunswick, NJ 08901

R.B. Lazarus            Ogilvy & Mather Worldwide         Chairman and Chief
                        309 West 49th Street              Executive Officer, Ogilvy & Mather
                        New York, NY 10019-7316           Worldwide

S. Nunn                 King & Spalding                   Retired Partner,
                        191 Peachtree Street, N.E.        King & Spalding
                        Atlanta, Georgia 30303

R.S. Penske             Penske Corporation                Chairman of the Board and
                        2555 Telegraph Road               President, Penske Corporation
                        Bloomfield Hills, MI 48302-0954

R.J. Swieringa          S.C. Johnson Graduate School      Anne and Elmer Lindseth Dean
                        Cornell University                and Professor of Accounting,
                        207 Sage Hall                     S.C. Johnson Graduate School
                        Ithaca, NY 14853-6201             Cornell University

D.A. Warner III         J.P. Morgan Chase & Co.,          Former Chairman of the Board,
                        The Chase Manhattan Bank          J.P. Morgan Chase & Co.
                        and Morgan Guaranty Trust Co.
                        of New York
                        345 Park Avenue
                        New York, NY 10154

R.C. Wright             NBC Universal, Inc.               Vice Chairman of the Board and
                        30 Rockefeller Plaza              Executive Officer, General Electric
                        New York, NY 10112                Company; Chairman and Chief
                                                          Executive Officer, NBC Universal,
                                                          Inc.

                                   Citizenship
                                   -----------

                        Sir William Castell               United Kingdom


                        C. X. Gonzalez                    Mexico
                        Andrea Jung                       Canada
                        All Others                        U.S.A.

The names and principal occupations of the officers of General Electric Company are as follows:

                        PRESENT                           PRESENT
NAME                    BUSINESS ADDRESS                  PRINCIPAL OCCUPATION
----                    ----------------                  --------------------

J.R. Immelt             General Electric Company          Chairman of the Board and
                        3135 Easton Turnpike              Chief Executive Officer
                        Fairfield, CT 06828

P.D. Ameen              General Electric Company          Vice President and Comptroller
                        3135 Easton Turnpike
                        Fairfield, CT 06828

F. Beccalli             General Electric Company          Senior Vice President - GE Europe
                        3135 Easton Turnpike
                        Fairfield, CT 06828

C. T. Begley            General Electric Company          Vice President -
                        2901 East Lake Road               GE Rail
                        Erie, PA  16531

D.L. Calhoun            General Electric Company          Senior Vice President -
                        1 Neumann Way                     GE Transportation
                        Cincinnati, OH 05215

J.P. Campbell           General Electric Company          Senior Vice President -
                        Appliance Park                    GE Consumer & Industrial,
                        Louisville, KY 40225              Americas

W. H. Cary              General Electric Company          Vice President -
                        3135 Easton Turnpike              Investor Communications
                        Fairfield, CT 06828

K.A. Cassidy            General Electric Company          Vice President and GE Treasurer
                        201 High Ridge Road
                        Stamford, CT 06905-3417

W. Castell              GE Healthcare                     Vice Chairman of the Board and
                        Pollards Wood Nightingales Lane   Executive Officer, General Electric
                        Chalfont St. Giles                Company; President and CEO, GE
                        HP8 4SP Great Britain             Healthcare, Inc.

W.J. Conaty             General Electric Company          Senior Vice President -
                        3135 Easton Turnpike              Human Resources
                        Fairfield, CT 06828

P. Daley                General Electric Company          Vice President - Corporate Business
                        3135 Easton Turnpike              Development
                        Fairfield, CT 06828

D.D. Dammerman          General Electric Company          Vice Chairman of the Board and
                        3135 Easton Turnpike              Executive Officer, General Electric
                        Fairfield, CT 06828               Company; Chairman, General
                                                          Electric Capital Services, Inc.

B.B. Denniston III      General Electric Company          Vice President and General Counsel
                        3135 Easton Turnpike
                        Fairfield, CT 06828

S.C. Donnelly           General Electric Company          Senior Vice President -
                        One Research Circle               GE Global Research
                        Niskayuna, NY 12309

S. Fitzsimons           General Electric Company          Vice President -
                        3135 Easton Turnpike              Corporate Financial Planning
                        Fairfield, CT 06828               and Analysis

Y. Fujimori             General Electric Company          Senior Vice President - GE Asia
                        21 Mita 1-chome
                        Meguro-ku 3d Floor Alto
                        Tokyo, Japan  153-0062

A.H. Harper             General Electric Company          Senior Vice President -
                        260 Long Ridge Road               GE Equipment Management
                        Stamford, CT  06927

B.W. Heineman, Jr.      General Electric Company          Senior Vice President - Law
                        3135 Easton Turnpike              and Public Affairs
                        Fairfield, CT 06828

J.M. Hogan              General Electric Company          Senior Vice President -
                        P.O. Box 414                      GE Healthcare
                        Milwaukee, WI 53201

J. Krenicki             General Electric Company          Senior Vice President -
                        1 Plastics Avenue                 GE Advanced Materials
                        Pittsfield, MA 01201

M.A. Neal               General Electric Company          Senior Vice President -
                        260 Long Ridge Road               GE Commercial Finance
                        Stamford, CT 06927

D.R. Nissen             General Electric Company          Senior Vice President -
                        201 High Ridge Road               GE Consumer Finance
                        Stamford, CT 06905-3417

J.A. Parke              General Electric Company          Senior Vice President -
                        260 Long Ridge Road               General Electric Company
                        Stamford, CT 06927                Vice Chairman, GE Capital
                                                          Corporation

R.R. Pressman           General Electric Company          Senior Vice President -
                        5200 Metcalf Avenue               Employers Reinsurance Corporation
                        Overland Park, KS 66201

G.M. Reiner             General Electric Company          Senior Vice President -
                        3135 Easton Turnpike              Chief Information Officer
                        Fairfield, CT 06828

J.G. Rice               General Electric Company          Senior Vice President -
                        4200 Wildwood Parkway             GE Energy
                        Atlanta, GA 30339

K.S. Sherin             General Electric Company          Senior Vice President - Finance
                        3135 Easton Turnpike              and Chief Financial Officer
                        Fairfield, CT 06828

L.G. Trotter            General Electric Company          Senior Vice President -
                        Appliance Park                    GE Consumer and Industrial
                        Louisville, KY 40225

W.A. Woodburn           General Electric Company          Senior Vice President -
                        187 Danbury Road                  GE Infrastructure
                        Wilton, CT 06897

R.C. Wright             NBC Universal, Inc.               Vice Chairman of the Board and
                        30 Rockefeller Plaza              Executive Officer, General
                        New York, NY 10112                Electric Company; Chairman
                                                          and Chief Executive Officer,
                                                          NBC Universal Inc.

                                   Citizenship
                                   -----------

                        Ferdinando Beccalli               Italy
                        Sir William Castell               U.K.
                        Shane Fitzsimons                  Ireland
                        Yoshiaki Fujimori                 Japan
                        All Others                        U.S.A.



                               Page 31 of 31 pages